February 28, 2014

Via EDGAR

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-3561

Re:	Recro Pharma, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 11, 2014
File No. 333-191879

Dear Mr. Riedler:

This letter responds to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 21, 2014 to Gerri A. Henwood, President and Chief Executive Officer of Recro Pharma, Inc. (the “Company”), regarding Amendment No. 3 to the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”). Simultaneously with the filing of this letter, the Company is submitting via EDGAR Amendment No. 5 to the Registration Statement, which responds to the Staff’s comments. For your convenience, we have restated the Staff’s comment and have provided the Company’s response below the comment.

Audited Financial Statements

Statement of Operations, page F-4

1.	We are unable to recalculate your unaudited pro forma basic and diluted net loss per common share. Please provide us a calculation and if appropriate, revise throughout your filing.

RESPONSE:

As discussed with the Staff, the Company has made a typographical change to the unaudited pro forma basic and diluted net loss per share throughout the Registration Statement.

490 Lapp Road — Malvern, PA 19355 — (484) 395-2400 — (484) 395-2401 – fax

Jeffrey P. Riedler

Assistant Director

February 28, 2014

***********************

In connection with the response above, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing to the undersigned at (484) 395-2400 or to Justin P. Klein at (215) 864-8606 or Katayun I. Jaffari at (215) 864-8475.

Sincerely,

/s/ Gerri A. Henwood
Gerri A. Henwood President and Chief Executive Officer

cc:	Justin P. Klein, Esq.
Katayun I. Jaffari, Esq.